UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

PARTIAL CORRECTIONS OF THE FINANCIAL RESULTS RELEASE FOR THE FISCAL YEAR ENDED MARCH 31, 2009

On May 18, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded, partial corrections to the Financial Results Release for the Fiscal Year Ended March 31, 2009, which was released on May 13, 2009. Attached hereto is a copy of the corrections.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2010 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 18, 2009

May 18, 2009

Company Name:	Nippon Telegraph and Telephone Corporation

Representative:	Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Partial Corrections of the Financial Results Release for the Fiscal Year Ended March 31, 2009

Nippon Telegraph and Telephone Corporation (“NTT”) announced that it has filed with the Tokyo Stock Exchange and other stock exchanges in Japan, partial corrections to the Financial Results Release for the Fiscal Year Ended March 31, 2009, which was released on May 13, 2009. The places for correction have been underlined.

After Correction

1. BUSINESS RESULTS

(1) Analysis Concerning Business Results

Nippon Telegraph and Telephone Corporation (Holding Company)

[2] Fundamental research and development activities

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 132.1 billion yen (a decrease of 2.0% from the previous fiscal year), and NTT received basic research and development revenues of 126.9 billion yen (an increase of 0.1% from the previous fiscal year) as compensation for these research and development activities.

Before Correction

1. BUSINESS RESULTS

(1) Analysis Concerning Business Results

Nippon Telegraph and Telephone Corporation (Holding Company)

[2] Fundamental research and development activities

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 143.6 billion yen (an increase of 6.6% from the previous fiscal year), and NTT received basic research and development revenues of 126.9 billion yen (an increase of 0.1% from the previous fiscal year) as compensation for these research and development activities.

After Correction

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(8) Note to Non-Consolidated Statements of Income

Research & Development expenses included in operating expenses:

Year ended March 31, 2008:	134,802 million yen
Year ended March 31, 2009:	132,144 million yen

Before Correction

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(8) Note to Non-Consolidated Statements of Income

Research & Development expenses included in operating expenses:

Year ended March 31, 2008:	134,802 million yen
Year ended March 31, 2009:	143,680 million yen

Further information, please contact :
Accounting and Tax Subgroup
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5421
Fax: +81-3-5205-5459